Exhibit 99.9

NICE is Recognized With 2017 Product Line Strategy Leadership Award
for Contact Centers in North America

Leading analyst firm Frost & Sullivan recognizes NICE for its product line strength and customer impact

Hoboken, N.J., December 20, 2016 – NICE (Nasdaq:NICE) today announced that it has received Frost & Sullivan’s 2017 Product Line Strategy Leadership Award for Contact Centers in North America. The award recognizes the extent to which NICE’s product line meets customer demands, the overall impact on customer value, and its market share leadership.

NICE was recognized for its robust portfolio offering, including its leading solutions for Workforce Management, Voice of the Customer, Real-Time Authentication, and Performance Management. The company was lauded based on the following criteria:

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Breadth - NICE has an enviable portfolio of customer experience solutions, including interaction management, advanced analytics, and employee engagement tools to help customers improve and differentiate their customer experience.

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Scalability - NICE’s product line addresses the needs of customers of all size and degree of complexity, with solutions ranging from the most complete and feature-rich enterprise offerings, to cost-efficient, easy to use packages for the SMB market.

•	Technology Leverage - The hallmark of NICE’s product line strategy is its keen vision into current and future customer needs.

•	Customer Ownership Experience - Customers know that NICE remains at the forefront of innovation, innovating in ways customers have not even thought of yet.

•	Brand Equity - NICE has consistently been in the top five for market share within the segments of quality monitoring, call recording and analytics for many years

“It’s a privilege to be selected out of the pool of our peers for recognition in leadership,” said Miki Migdal, President of the NICE Enterprise Group. “The award emphasizes the value of our acquisition approach and strategy with our solutions. Our diversified portfolio, which serves large enterprises and SMBs with both complex and out-of-the-box solutions, encompasses solutions of the highest quality that consistently meets our customers’ requirements.”

“NICE has rapidly adapted to the changing needs of customers and responded with strong product solutions across customer contact. Because of its strong overall performance, innovative product development and well executed acquisition strategy, NICE is recognized with Frost & Sullivan’s 2017 Product Line Strategy Award,” said Nancy Jamison, principal analyst at Frost & Sullivan.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages over 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from 45 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Miki Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.